Exhibit 99.3

Press Release

Algeria: Total and Sonatrach extend their partnership in Liquefied Natural Gas

Paris, June 25, 2020- Total and Sonatrach have signed an agreement to renew their partnership in the field of liquefied natural gas (LNG).

This agreement notably allows to extend the existing supply contracts for 3 additional years in order to provide 2 million tons per year of Algerian LNG to the French market, primarily through an LNG terminal at Fos Cavaou. The agreement also includes the sub-charter of an LNG tanker of Total by Sonatrach.

“This agreement is part of the long history of cooperation between Total and Sonatrach. Thanks to the quality of our relationship we were able to conclude it in an extremely volatile market environment. This new contract further enhances the flexibility of Total’s LNG portfolio and strengthens our position as a major partner of Sonatrach,” said Laurent Vivier, President Gas of Total.

Total in Algeria

Total has been a historic player in the energy sector in Algeria for almost 70 years. The group is active in oil and gas exploration and production (participating interests in the TFT II and Timimoun gas fields and in the oil fields of the Berkine basin), as well as in liquefied natural gas through supply contracts with Sonatrach. The group is also active in the marketing of lubricants and bitumens. In addition, Total and Sonatrach have launched engineering studies for a petrochemical project in Western Algeria.

Total, 2nd Largest Private Global LNG Player

Total is the second-largest private global LNG player, with an overall portfolio of around 50 Mt/y by 2025 and a worldwide market share of 10%. With over 34 Mt of LNG sold in 2019, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia or Angola, the Group sells LNG in all markets.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com |

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.